10(778

CC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

RECD S.E.C.
JAN 26 2006
1088

[redacted]

06022900

January 23, 2006

No Act

Richard J. Kolencik
General Attorney
Marathon Oil Corporation
P.O. Box 4813
Houston, TX 77210-4813

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/23/2006

Re: Marathon Oil Corporation
Incoming letter dated December 7, 2005

Dear Mr. Kolencik:

This is in response to your letter dated December 7, 2005 concerning the shareholder proposal submitted to Marathon Oil by the Unitarian Universalist Association, the Board of Pensions of the Evangelical Lutheran Church in America, Catholic Healthcare West and the Congregation of the Sisters of Charity of the Incarnate Word. We also have received a letter on the proponents' behalf dated January 13, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

Richard J. Kolencik
General Attorney

MOC Administration LLC
a subsidiary of
Marathon Oil Corporation

5555 San Felipe (77056-2799)
P.O. Box 4813 (77210-4813)
Houston, Texas
Telephone 713/296-2535
E-Mail: rikolencik@marathonoil.com

RECEIVED 2005 DEC 12 PM 4:05

Sent Via Overnight Mail

December 7, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Request for No Action Letter –Shareholder Proposals for Inclusion in Marathon Oil Corporation's 2006 Proxy Statement, Submitted by:

The Unitarian Universalist Association of Congregations
The Board of Pensions of the Evangelical Lutheran Church in America
Catholic Healthcare West
The Congregation of the Sisters of Charity of the Incarnate Word

Ladies and Gentlemen:

Marathon Oil Corporation, a Delaware corporation ("Marathon") has received a shareholder proposal and supporting statement (the "Proposal") from the Unitarian Universalist Association of Congregations ("Unitarian") for inclusion in Marathon's proxy statement for its 2006 Annual Meeting of Stockholders ("2006 Proxy Statement") to be held on April 26, 2006. (A copy of Unitarian's cover letter dated November 8, 2005 and the Proposal are attached hereto as Exhibit A). Subsequent to the receipt of the Proposal, Marathon received substantially identical proposals (the "Duplicate Proposals") from (i) the Board of Pensions of the Evangelical Lutheran Church in America, (ii) Catholic Healthcare West, and (iii) the Congregation of the Sisters of Charity of the Incarnate Word, copies of which are attached hereto as Exhibits B, C and D, respectively. Unitarian, the Board of Pensions of the Evangelical Lutheran Church in America, Catholic Healthcare West and the Congregation of the Sisters of Charity of the Incarnate Word are collectively referred to herein as the "Proponents."

The resolution portion of the Proposal and Duplicate Proposals states:

> RESOLVED: Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Marathon believes that it may properly exclude the Proposal and the Duplicate Proposals from the 2006 Proxy Statement for two reasons. First, the Proposal and Duplicate Proposals may be omitted pursuant to Rule 14a-8(i)(7) because they relate to Marathon's ordinary business operations. Second, in the event the staff (the "Staff") of the Division of Corporation Finance does not agree with the Marathon's conclusion concerning omission of the Proposal under Rule 14a-8(i)(7), Marathon believes the Duplicate Proposals may be properly omitted pursuant to Rule 14a-8(i)(11) because the Duplicate Proposals are substantially identical to the Proposal.

Marathon's statement of reasons is more particularly described below.

1. The Proposal and Duplicate Proposals may be omitted pursuant to Rule 14a-8(i)(7) because they relate to Marathon's ordinary business operations.

The Securities and Exchange Commission (the "Commission") has stated that the purpose of Rule 14a-8(i)(7) is to confine the resolution of ordinary business problems to management and the issuer's board of directors. See SEC Release No. 34-40018, Amendments to Rules on Shareholder Proposals (1998 WL 254809, S.E.C. Release No. 34-40018) (the "Release"). The Release outlined two central considerations on which this policy for exclusion rests: (i) the subject matter of the proposal, which takes into account whether the tasks are so fundamental to management's ability to run a company on a day-to-day basis that they would not be appropriate for shareholder oversight; and (ii) the degree to which the proposal seeks to "micromanage" the company by delving too deeply into complex matters that the shareholders, as a group, would not be in position to make an informed judgment. See Release at p. 4, 5. Marathon believes that the Proposal meets both of these considerations and can properly be excluded under this rule.

The Proposal requests that the Board of Directors review the economic effects of "the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and its initiatives to date." Such a review requires an analysis of the risks and liabilities of these pandemics on Marathon's business strategy. The Division of Corporation Finance has stated that a company has a basis for excluding a proposal under Rule 14a-8(i)(7) as relating to an evaluation of risk when a proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations that may adversely affect the environment or the public's health. See Staff Legal Bulletin No. 14C (2005 WL 1661094, June 28, 2005).

Similarly, in American International Group, Inc. ("American International") SEC No-Action Letter (Feb. 19, 2004), the Staff concurred that the company could exclude a similar shareholder proposal that requested the board of directors to review and report on "the economic effects of HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy" because it called for an evaluation of risks and benefits.

Texas Instruments Incorporated ("TI"), SEC No-Action Letter (Jan. 28, 2005), involved the same shareholder proposal, requesting that TI's board of directors review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2005 annual meeting. In TI, the Staff agreed that there was some basis for TI's view that the proposal related to TI's ordinary business operations because the proposal appeared to focus on the company's evaluation of business risks and benefits as part of its day-to-day operations. The same analysis applies here. Both upstream and downstream segments of Marathon have adopted management systems which integrate high standards into business decisions and incorporate risk management into project planning to identify and address potential impacts to people and the environment as part of its day-to-day operations.

Marathon is headquartered in Houston, Texas and is an integrated international energy company with expertise in exploration and production; integrated gas; and refining, marketing and transportation. It conducts exploration and production (upstream) activities in the United States, the United Kingdom, Norway, Angola, Equatorial Guinea, Gabon, Ireland, Russia and Canada. It also refines, transports and markets (downstream) crude oil and petroleum products in the Midwest and Southeast United States.

Marathon's commitment to corporate social responsibility (CSR) is an essential element of how the company approaches business around the world. Marathon calls this "Living Our Values." Marathon's approach to addressing the referenced health challenges in Africa, namely the three "opportunistic diseases" HIV/AIDS, malaria and tuberculosis, has focused on prioritizing the response to these diseases based on the severity of the impact they impose on the general public, and the communities of the countries where the company operates in Africa.

Marathon has also long maintained an anti-discrimination policy both in its hiring practices and in providing health coverage to its employees including treatment for HIV/AIDS. Marathon is committed to ensuring that employees have access to confidential testing and treatment for all medical conditions, including HIV/AIDS, tuberculosis and malaria. Marathon also provides educational resources to its employees. These educational programs address HIV/AIDS as well as other health concerns and support Marathon's policy of supporting its employees with information that will help them lead productive and healthy lives.

Marathon also believes that the Proposal seeks to micro-manage the company. Marathon's largest presence on the African continent is in Equatorial Guinea where we operate the Alba gas field and are constructing a liquid natural gas facility on Bioko Island. Equatorial Guinea's most severe public health challenge is malaria, well ahead of tuberculosis and HIV/AIDS. Marathon has responded to this challenge by launching a five-year program that is intended to eliminate or significantly reduce malaria from Bioko Island. The project was launched in late 2003 and has achieved outstanding results. In its first year of implementation, the program was able to reduce by 80% the risk of being bitten by a mosquito carrying the malaria parasite; and the prevalence of malaria in children under 15 years of age (in general) has fallen by 37% in the same time frame. Attached is a press release that provides additional information on the key elements of the project (see Exhibit E).

Tuberculosis was assessed as the second health priority, and Marathon provided a program that addresses this health matter to our employees. The program provides adequate coverage for our employees and their dependents. This includes screening for tuberculosis and provisions for the necessary treatment.

HIV/AIDS was assessed as the third priority though it is now experiencing an increased presence among the population. Marathon's HIV/AIDS intervention focuses on providing financial as well as in-kind support to national awareness drives for the benefit of the general public conducted by local associations and the Ministry of Health and Social Wellbeing of Equatorial Guinea. For its employees, Marathon provides internal awareness sessions conducted by health professionals.

Consequently, Marathon is addressing the issues involving malaria, tuberculosis and HIV/AIDS in its ordinary course of business operations. This is consistent with previous guidelines provided by the Staff.

The Proposal submitted to Marathon, like the ones in American International and TI, relates to an ordinary course business matter of evaluating financial risks, benefits and costs. The Staff granted no action relief in each of the foregoing precedents, despite the fact that the proposals in part related to larger social issues. Because the Proposal focuses on the economic effects of the pandemics, which requires analysis of the risks and liabilities of these pandemics on Marathon's business strategy, it too is properly excludable under Rule 14a-8(i)(7).

The fact that the Proposal also asks Marathon to prepare and make available to its stockholders a report within six months of the 2006 Proxy Statement does not insulate the Proposal from exclusion on ordinary business grounds. In SEC Release No. 34-20091 (Aug. 16, 1993), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report... involves a matter of ordinary business" and "where it does, the proposal will be excludable." Accordingly, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. See, e.g., Texas Instruments (Jan. 28, 2005); AT&T Corp. (Feb. 21, 2001); The Mead Corporation (Jan. 31, 2001); Wal-Mart Stores, Inc. (March 15, 1999); Nike, Inc. (July 10, 1997).

2. In the event the Staff does not agree with the Marathon's conclusion concerning omission of the Proposal under Rule 14a-8(i)(7), Marathon believes that the Duplicate Proposals may be properly omitted pursuant to Rule 14a-8(i)(11) because the Duplicate Proposals are substantially identical to the Proposal.

The Duplicate Proposals may properly be excluded under Rule 14a-8(i)(11) because each of the Duplicate Proposals is substantially identical to the Proposal, as evidenced by the text of the Proposal and the Duplicate Proposals attached hereto. If the Commission is unable to concur with Marathon's decision to exclude the Proposal and the Duplicate Proposals on the grounds described above, the company requests confirmation that the Commission would not recommend enforcement action if Marathon excludes the Duplicate Proposals pursuant to Rule 14a-8(i)(11).

Based upon the reasons set forth above and in accordance with Rules 14a-8(i)(7) and 14a-8(i)(11) under the Securities and Exchange Act of 1934, as amended ("Exchange Act"), Marathon respectfully requests that the Staff confirm that it will not recommend any enforcement action if Marathon omits the Proposal and Duplicate Proposals from its 2006 Proxy Statement. By copy of this letter to the Unitarian Universalist Association of Congregations, the Board of Pensions of the Evangelical Lutheran Church in America, Catholic Healthcare West, and the Congregation of the Sisters of Charity of the Incarnate Word, Marathon respectfully notifies them of its intention to exclude the Proposal and Duplicate Proposals from its 2006 Proxy Statement.

In accordance with Rule 14a-8(j) of the Exchange Act, Marathon is enclosing six copies of this letter and all exhibits to this letter, including the Proposal and Duplicate Proposals. Please acknowledge receipt of the enclosed materials by date-stamping the enclosed receipt copy of this letter and returning it in the enclosed, self-addressed postage-paid envelope.

If the Staff disagrees with any of the conclusions or positions taken herein, such that it will not be able to take the no-action positions requested above, Marathon would appreciate the opportunity to confer with the Staff prior to the issuance of a negative response. Please feel free to call me at 713-296-2535 if you have any questions or comments.

Sincerely,

Richard J. Kolencik
General Attorney

ACW
171744

Attachments

cc w/attachments:
W.F. Schwind, Jr.

Jerry Gabert
Treasurer and Vice President of Finance
Unitarian Universalist Association of Congregations
25 Beacon Street
Boston, Massachusetts 02108

Mr. Jim Gunning (via email)

Sister Lillian Anne Healy, CCVI
Congregation of the Sisters of Charity of the Incarnate Word
6510 Lawndale
Houston, TX 77223-0969

Heather H. Williamson
Senior Investment Manager
Board of Pensions of the Evangelical Lutheran Church in America
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

Susan Vickers, RSM
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Exhibit A

Unitarian Universalist Association of Congregations

25 Beacon Street, Boston, Massachusetts 02108, USA
(617) 742-2100 FAX (617) 367-3237
http://www.uua.org

Jerry Gabert
Treasurer and Vice President of Financ

November 8, 2005

Mr. Clarence P. Cazalot, Jr.,
Chairman and CEO
Marathon Oil Corporation
5555 San Felipe Road
Houston TX 770056-2723

Dear Mr. Cazalot:

On behalf of the Unitarian Universalist Association, we are hereby submitting the enclosed resolution requesting that Marathon Oil Corporation review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy. We are also notifying you of our intention to present the attached proposal for consideration and action by the stockholders at the next annual meeting.

The Unitarian Universalist Association is a national denomination with over 1000 congregations across the country with more than 200,000 members. Unitarian Universalism is a liberal religion with Jewish-Christian roots. It has no creed. It affirms the worth and dignity of human beings, advocates freedom of belief and the search for advancing truth, and tries to provide a warm, open, supportive community for people who believe that ethical living is the supreme witness of religion.

We submit this resolution for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the annual meeting. Verification that we are beneficial owners of 3,000 shares of common stock in Marathon Oil Corporation will be provided upon request. We intend to maintain ownership of the shares at least until after the next annual meeting. Mr. Jim Gunning, a member of the Committee on Socially Responsible Investing, is our representative for this initiative.

Mr. Gunning has had limited conservations with your staff following our letter to you of October 8, 2005, most recently with Mr. Adel Chaouch. We would be pleased to have a continuing dialogue with representatives of Marathon Oil to further discuss this matter. We are hopeful that you will seriously consider this request. Mr. Gunning, can be reached by telephone at 201.836.5901 and / or by email to (jimgunning@optonline.net). On behalf of the UUA and other interested shareholders, we look forward to discussing our concerns with you.

Respectfully yours,

Jerry Gabert
Treasurer and Vice President of Finance

RECEIVED
NOV 10 2005
W. F. SCHWIND

RECEIVED
NOV 9 2005
C.P. CAZALOT, JR.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[ii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005.
http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

Word count – 492 (w/o footnotes)

Board of Pensions
Evangelical Lutheran Church in America

800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892
(800) 352-2876 • (612) 333-7651 locally
Fax: (612) 334-5399
mail@elcabop.org • www.elcabop.org

Exhibit B

VIA OVERNIGHT DELIVERY

November 15, 2005

Mr. Clarence P. Cazalet, Jr.
Chairman and CEO
Marathon Oil Corporation
5555 San Felipe Road
Houston TX 770056-2723

Dear Mr. Cazalet, Jr.:

As a faith-based pension plan and institutional investor, the Board of Pensions of the Evangelical Lutheran Church in America (ELCA) seeks to reflect its values, principles and mission in its investment decisions. We believe that corporations need to promote positive corporate policies that sustain the human community and all of creation.

The ELCA Board of Pensions is beneficial owner of over 64,000 shares of Marathon Oil Corporation common stock. A letter of ownership verification from the custodian of our portfolio will follow under separate cover. We have been a shareholder of more than $2,000 of common stock for over one year, and we intend to maintain an ownership position through the date of the annual meeting of shareholders.

Enclosed is a shareholder proposal requesting that Marathon Oil Corporation prepare a report that identifies the impacts of the HIV/AIDS, tuberculosis and malaria pandemics on the Company. According to SEC Rule 14a-8, we ask that this resolution be included in the proxy materials for the next annual meeting of shareholders. Should the Board of Directors choose to oppose the resolution, we ask that our supporting statement be included as well in the proxy materials. The Unitarian Universalist Association (UUA) is the primary filer on this resolution.

UUA will continue as the lead shareholder, and is prepared to assemble a dialogue team. If you have any questions, please contact Patricia Zerega at 412-367-7575 in the Corporate Social Responsibility office of the ELCA.

Sincerely,

Heather H. Williamson

Heather H. Williamson
Senior Investment Manager
ELCA Board of Pensions

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Dan Rosan – ICCR
475 Riverside Drive – Room 550
New York, NY 10115

Kelli Dever – Mellon Global
Security Services
135 Santilli Highway
Everett, MA 02149

RECEIVED
NOV 16 2005
C.P. CAZALOT, JR.

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iiii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

Word count – 492 (w/o footnotes)

Mellon

Mellon Global Securities Services

November 15, 2005

Mr. Clarence P. Cazalet, Jr.
Chairman and CEO
Marathon Oil Corporation
5555 San Felipe Road
Houston TX 77056-2723

Dear Mr. Cazalet, Jr.:

This letter is to confirm that Mellon Global Security Services, custodian for the Board of Pensions of the Evangelical Lutheran Church in America (ELCA), has held 65,018 shares of Marathon Oil Corporation shares for over one year.

As of this date, the ELCA - Board of Pensions intends to hold its shares of Marathon Oil Corporation common stock through the date of your next annual meeting.

If you have any questions, please call me at (617) 382-6624.

Sincerely,

Kelli Dever
Vice President
Client Services

CC: Pat Zerega
ELCA SW PA Synod
9625 Perry Highway
Pittsburgh, PA 15237-5590

Heather Williamson
ELCA - Board of Pensions
800 Marquette Ave., Suite 1050
Minneapolis, MN 55402-2892

RECEIVED
NOV 16 2005
C.P. CAZALOT, JR.

Exhibit C

Catholic Healthcare West
CHW

185 Berry Street
Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

November 14, 2005

Clarence P. Cazalot, Jr.
Chief Executive Officer
Marathon Oil Corp.
5555 San Felipe Road
Houston, TX 77056-2723

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr. Cazalot:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West has held the required number of shares for at least a year Verification of ownership is enclosed with this letter.

We present the attached resolution for inclusion in the proxy statement for action at the annual meeting in 2006 in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. We request that Catholic Healthcare West be listed as a sponsor of this resolution in the company proxy statement. There will be a representative present at the annual meeting to present this resolution as required by SEC rules. We are filing this resolution along with other concerned investors. Jim Gunning, Unitarian Universalist Association.

We would welcome dialogue with representatives of our company, which might lead to withdrawal of the resolution prior to the 2006 annual meeting.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
VP Community Health

RECEIVED
NOV 16 2005
C.P. CAZALOT, JR.

Encl.

Cc: Jim Gunning, Unitarian Universalist Association
Dan Rosan, ICCR

STATE STREET.
For Everything You Invest In™

Erin Rodriguez
Vice President
Institutional Investor Services
444 South Flower Street
Suite 4500
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

November 10, 2005

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Annual Verification Letter

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 200 shares or $2,000.00 of the following securities from October 31, 2004 – October 31, 2005. The October 31, 2005 share positions are listed below:

Security	CUSIP	Shares
Abbot Labs	002824100	400
American Greetings Corp	026375105	124,900
American Intl Group Com	026874107	400
Bank America Corp	060505104	302,997
Bed Bath & Beyond Inc Com	075896100	85,300
Bristol Myers Squibb	110122108	400
Caremark RX Inc	141705103	77,900
Chevron Corp	166764100	200,200
Citigroup Inc	172967101	157,700
Dell Inc	24702R101	270,040
Eastman Kodak Co	277461109	54,400
Emerson Elec Co	291011104	47,895
Exxon Mobil Corp	30231G102	64,125
Federated Dept Stores Inc Del	31410H101	30,500
General Mtrs Corp	370442105	35,200
Gilead Sciences Inc	375558103	64,500
Home Depot Inc	437076102	114,800
JP Morgan Chase & Co	46625H100	192,160
Johnson & Johnson	478160104	87,980
Kohls Corp	500255104	65,100
Lilly Eli & Co	532457108	200
Lowes Cos Inc	548661107	207,197
Marathon Oil Corp	565849106	44,300
Motorola Inc	620076109	497,000
Pepsico Inc	713448108	118,225
Pfizer Inc Com	717081103	400
Target Corp	87612E106	63,995
Torchmark Inc	891027104	24,800

Viacom Inc Cl B	925524308	209,500
Vintage Pete Inc	927460105	114,300
Wal Mart Stores Inc Com	931142103	400
Wells Fargo & Co New	949746101	70,800
Wyeth	983024100	241,475

Please let me know if you have any questions.

Regards,

Erin Rodriguez

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:

Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics

In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company

We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging

Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iiii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005. http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

Word count – 492 (w/o footnotes)

Exhibit D

CONGREGATION
of the
SISTERS of CHARITY of the INCARNATE WORD
P.O. BOX 230969 • 6510 LAWNDALE • HOUSTON, TEXAS 77223-0969
(713) 928-6053 • (713) 921-2949 FAX

November 15, 2005

Mr. Clarence P. Cazalet, Jr., Chairman and CEO
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 770056-2723

Dear Mr. Cazalet, Jr.,

The Congregation of the Sisters of Charity of the Incarnate Word, Houston looks for social and environmental as well as financial accountability in its investments. We are particularly concerned about the financial impact of the HIV/AIDS panademic in Africa, Asia and other emerging markets.

Therefore, I am authorized to notify you of our intention to submit the shareholder proposal with Unitarian Universalist Association. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the next meeting in accordance withy Rule 14(a)(8) of the General Rules and Regulations of the Securities and Exchange act of 1934. We hope that the company will be willing to dialogue with the filers about this proposal. Please note that the contact person for this resolution will be Mr. J Gunning if you believe that dialogue might be helpful. His telephone number is 201-836-5901.

Our portfolio custodian will send you a letter verifying that we are beneficial owners of at least $2,000 worth of common stock in Unitarian Universalist Association. It is our intention to keep these shares in our portfolio at least until after the annual meeting.

Sincerely,

Lillian A. Healy

Sister Lillian Anne Healy, CCVI
Director of Corporate Social Responsibility

Enclosure

/jch

Cc: J. Gunning, Unitarian Universalist Association
Dan Rosan, ICCR

REPORT RELATED TO GLOBAL HIV/AIDS-TB-MALARIA PANDEMICS

Resolved:
Shareholders request that our Board review the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy, and its initiatives to date, and report to shareholders within six (6) months following the 2006 annual meeting. This report, developed at reasonable costs and omitting proprietary information, will identify the impacts of these pandemics on the company.

Supporting Statement:

Scope of the Pandemics
In 2004, 39.4 million were infected with HIV, an all-time high, and 3.1 million died from the disease. While two-thirds of global HIV cases remain in sub-Saharan Africa, infections are rising in every region of the world. India, for example, now has at least 5 million people living with HIV. In addition, tuberculosis kills 2 million per year and malaria a further million. India and Russia have the steepest increases in HIV infection and are highly exposed to malaria and tuberculosis, respectively.[i]

The economic impact of these diseases can be immense. According to the Council on Foreign Relations, eleven African countries will lose over 10% of their workforces by the end of 2006, "an astounding figure that implies stark economic consequences." Malaria alone is responsible for a 'growth penalty' of up to 1.3% of GNP per year in some countries.[ii]

The World Economic Forum calls AIDS "a dark cloud hanging over" Asia's economy and warns "most Asian firms lack clear information on which specific areas of their business HIV/AIDS is likely to affect."[iii]

Effects On Our Company
We believe that HIV/AIDS, Tuberculosis and Malaria can materially impact the emerging markets in which our company operates.

A recent report by UBS and F&C Asset Management found, "There is sufficient evidence to suggest that the presence of HIV/AIDS in the workplace adversely affects company profit margins." In some cases "the impact of HIV/AIDS on profitability can be substantial."[iv]

Consumers increasingly expect action from companies. One US consumer attitude survey found that 71% believed companies should be "actively involved in fighting AIDS."[v]

Corporate Leaders are Emerging
Proponents concur with the UBS / F&C report stating: "We believe any company operating in, or looking to expand into, areas of HIV prevalence should, at a minimum, be able to demonstrate that it has considered and evaluated the possible effects of the disease on its operations."

Several large-cap firms are making reporting on infectious diseases best practice. The Bill & Melinda Gates Foundation has funded an HIV/AIDS Resource Document at the Global Reporting Initiative (GRI). Companies such as Proctor & Gamble and Ford Motor Company have effectively used this reporting standard.[vi]

In 2004, 98% of Coca-Cola shareholders approved a similar resolution. Coca-Cola's subsequent report notes, "the moral and business imperatives are of equal importance" in responding to HIV/AIDS.[vii]

These companies' experience demonstrates such reports need not be onerous. In our opinion, shareholders must fully understand the threats posed by these diseases to make informed assessments of our company's value.

We urge a vote FOR this resolution.

---

[i] UNAIDS *State of the Epidemic* 2005; and Global Fund to Fight AIDS, TB & Malaria *Status Report* 2005.
[iiii] Council on Foreign Relations *HIV and National Security* 2005; and WHO Roll Back Malaria website.
[iii] Business and HIV/AIDS In Asia: Pushing Back The Tide. World Economic Forum 2005.
http://www.weforum.org/pdf/Initiatives/GHI_Asia_Aids_Report05.pdf
[iv] UBS and F&C Asset Management *HIV/AIDS Beyond Africa* 2005.
[v] Survey conducted on behalf of the Global Business Coalition on HIV/AIDS, 2004.
[vi] Global Reporting Initiative website; Ford Motor Company *HIV/AIDS Report* 2005; and Proctor & Gamble *HIV/AIDS In South Africa* 2005.
[vii] Coca-Cola *AIDS in Africa* 2004 and correspondence with Coca-Cola investor relations.

Word count – 492 (w/o footnotes)

citigroup

November 16, 2005

Mr. Clarence P. Cazalet, JR.
Marathon Oil Corporation
5555 San Felipe Road
Houston, TX 77056-2723
Tel# 713-629-6600

Mr. Cazalet:

It has been requested by the Congregation of the Sisters of Charity of the Incarnate Word that we verify proof of ownership of Marathon Oil Corporation stock. We, Citibank N.A. as Custodian of the Congregation of the Sisters of Charity of the Incarnate Word acknowledge that, the Congregation of the Sisters of Charity of the Incarnate Word has been the beneficial owner of at least $2,000 worth of Marathon Oil Corporation stock.

Sincerely,

MAREK WIDELSKI
Assistant Vice President
Citibank N.A.

Marek Widelski
Assistant Vice President
Citibank N.A Custodian for Congregation of the Sisters of Charity of the Incarnate Word

Cc: Sister Lillian Anne Healy

RECEIVED
NOV 18 2005

RECEIVED
NOV 17 2005
C.P. CAZALOT, JR.

Exhibit E

Marathon Oil Corporation

PRINT

Marathon and Project Partners Announce Malaria Control Project in Equatorial Guinea

6/26/2003 7:02:00 AM

HOUSTON, Jun 26, 2003 /PRNewswire-FirstCall via COMTEX/ -- Marathon Oil Corporation (NYSE: MRO), through its wholly-owned subsidiary, Marathon E.G. Production Limited, announced today that the Government of Equatorial Guinea, Marathon and Noble Energy have signed a letter of intent with Medical Care Development International (MCDI) to implement a comprehensive malaria control project for Bioko Island, Equatorial Guinea.

This five-year $6.8 million initiative is designed to:
-- Reduce the transmission of the malaria parasite through mosquito control programs and improved preventive measures at the household and community level,

-- Improve the health care delivery system for malaria cases by establishing malaria treatment centers that will use standardized protocols for diagnosis, treatment and referrals, and

-- Enhance surveillance systems and operational research to strengthen Equatorial Guinea's capacity to conduct surveys and implement an effective reporting and monitoring system.

This initiative will focus on Bioko Island and the capital city of Malabo in order to exploit the natural advantages the island provides for transmission control. It is anticipated this program could serve as a template for malaria control activities on the mainland of Equatorial Guinea. The government and partners expect to launch the initiative during the third quarter of this year.

"After our entry into the country 18 months ago, we quickly discovered malaria is a significant health risk threatening the population of Equatorial Guinea," said Steven Hinchman, Marathon senior vice president of Production Operations. "We saw an opportunity to make a dramatic impact by supporting a comprehensive survey of malaria on the island, and we are working with the government to adopt a plan to address solutions. This effort represents a positive step in collaboration between the government and the private sector to help control malaria and demonstrates our commitment to supporting the communities in which we operate."

Dr. Justino Obama Nve, the Minister of Health and Social Welfare, expressed appreciation for Marathon and Noble's support for Equatorial Guinea's National Strategy to Fight Malaria (NPFM). "The NPFM has been set up to coordinate and channel all efforts related to the fight against malaria in our country. The community's cooperation and involvement in the fight against malaria is critical to ensure preventative measures, early diagnosis, and prompt and effective treatment of this disease. Marathon and Noble's partnership in this effort will greatly strengthen our local capabilities."

Rodney Cook, Noble Energy's Middle East and Africa Business Unit Manager, added, "We believe this joint effort will contribute significantly to the overall health and quality of life of the people of Equatorial Guinea.

Malaria represents one of the country's greatest health risks. By establishing high-quality treatment centers and reducing transmission of the disease, the government of Equatorial Guinea and businesses operating locally are working together to provide important health-related services where they are needed most."

"MCDI's collaboration with Marathon, Noble Energy and the Government of Equatorial Guinea represents a unique opportunity for a US-based international NGO/PVO (non-governmental organization/private voluntary organization) to work in partnership with the corporate sector," noted Joseph Carter, Director, International Division of MCDI. "MCDI believes this malaria control program on Bioko Island represents a wonderful example of opportunities that exist when the mission statements of multiple organizations converge to improve the health of those in need."

Marathon established a new core production area of operation in Equatorial Guinea in January 2002. Along with its partners in the Alba field, Noble Energy, and GEPetrol, the National Oil Company of Equatorial Guinea, the company has announced two expansion projects that will substantially increase the production of gas condensate and liquefied petroleum gas (LPG). Upon completion of the Phase 2A expansion project during the fourth quarter of 2003 production will increase from 20,000 gross barrels of liquid per day and 120 million cubic feet of gas per day to approximately 49,000 barrels of liquid per day and 120 million cubic feet of gas per day. During the fourth quarter of 2004 upon completion of the Phase 2B expansion project production will increase to 70,000 gross barrels of liquid per day and 120 million cubic feet of gas per day. Additionally, Marathon has signed agreements with GEPetrol and the BG Group to monetize the significant gas resources through a 3.4 million metric ton per year liquefied natural gas (LNG) plant, which is anticipated to begin operations in 2007.

Noble Energy is a leading independent energy company operating throughout major basins in the United States including the Gulf of Mexico, as well as internationally in Argentina, China, Ecuador, Equatorial Guinea, the Mediterranean Sea, the North Sea and Vietnam. Noble Energy markets natural gas and crude oil through its subsidiary, Noble Energy Marketing, Inc.

As a NGO/PVO with a long history of working in Africa and other developing areas, MCDI believes that this partnership will only enhance the possibilities of improving the well-being of the inhabitants of Bioko Island. The organization hopes that this partnership represents a model that can be replicated for the benefit of people in other parts of Equatorial Guinea and potentially other countries in Africa. MCDI strongly believes that partnerships which permit NGOs to support the corporate social responsibility objectives of the private sector warrant encouragement.

This release contains forward-looking statements with respect to the anticipated startup date for the Equatorial Guinea condensate and LPG projects, the timing and levels of liquids and gas production, and the anticipated start-up date of a LNG plant. Factors that could affect the anticipated startup date for the condensate and LPG projects and the estimated commencement date of the LNG plant include unanticipated changes in market demand or supply, competition with similar projects, environmental issues, and unforeseen hazards such as weather conditions. Additional factors that could affect the estimated commencement date of the LNG plant include the successful negotiation and execution of definitive agreements, board approval of the transaction, approval of the LNG project by the Government of Equatorial Guinea, unforeseen difficulty in negotiation of definitive agreements among project participants, inability or delay in obtaining necessary government and third-party approvals, arranging sufficient financing, and availability or construction of sufficient LNG vessels. Some factors that could affect the timing and levels of the projected liquids and gas production include acts of war or terrorist acts and the governmental or military response thereto, pricing, supply and demand for petroleum products, amount of capital available for exploration and development, regulatory constraints, timing of commencing production from new wells, drilling rig availability, unforeseen hazards such as weather conditions, and other geological, operating and economic considerations. The foregoing factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2002 and subsequent Forms 10-Q and 8-K, cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward- looking statements.

SOURCE Marathon Oil Corporation

media, Paul Weeditz, +1-713-296-3910, or Susan Richardson, +1-713-296-3915, or investor relations, Ken Matheny, +1-713-296-4114, or
Howard Thill, +1-713-296-4140, all of Marathon Oil Corporation
Company News On-Call: http://www.prnewswire.com/comp/133204.html

http://www.marathon.com

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 13, 2006

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Mark Vilardo, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Marathon Oil Corporation

Via fax 202-772-9201

Dear Sir/Madam:

I have been asked by the Unitarian Universalist Association, the Board of Pensions of the Evangelical Lutheran Church in America, Catholic Healthcare West and the Congregation of the Sisters of Charity of the Incarnate Word (who are hereinafter collectively referred to as the "Proponents"), each of which is the beneficial owner of shares of common stock of Marathon Oil Company (hereinafter referred to either as "Marathon" or the "Company"), and who have jointly submitted a shareholder proposal to Marathon, to respond to the letter dated December 7, 2005, sent to the Securities & Exchange Commission by the Company, in which Marathon contends that the Proponents' shareholder proposal may be excluded from the Company's year 2006 proxy statement by virtue of Rules 14a-8(i)(7) and 14a-8(i)(11).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Marathon's year 2006 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal requests the Company to report on the Company's response to the HIV/AIDS, tuberculosis and malaria pandemics epidemics which are, as is well known, rampant in sub-Sahara Africa.

BACKGROUND

Marathon's Sub-Sahara operations are important and extensive. It appears from marathon's 10-K for 2004 that the Company is highly dependent on Sub-Sahara Africa for production of hydrocarbons, and that that dependence will increase in the future. Thus, in the portion of Items 1 and 2 devoted to "Exploration and Production", which appears on pages 1-10 of the Company's 10-K, reference is made to Equatorial Guinea, Gabon or West Africa on every page. The section begins by noting that Angola and Equatorial Guinea are two of the five nations in which the Company's "principal exploration activities" occur (along with US, Canada and Norway). Equatorial Guinea and Gabon are two of the seven nations hosting the Company's "principal development and production activities". Altogether, sub-Sahara nations are three of the nine nations mentioned in the introduction, which notes that, in addition, Marathon is "also pursuing opportunities in north and west Africa and in the Middle East". More detailed references to the Companies sub-Saharan activities are to be found on pages 2-3, where it is revealed that of the 10 "discoveries" made word-wide in 2004, one-half (5) were in either Equatorial Guinea or Angola (as against three in the US). Other references to sub-Saharan activities are to be found on pages 5 and 6. On the latter page, we observe from the table that of the "Estimated Quantities of Net Proved Oil and Gas Reserves", some 42.5% of the combined proved reserves (both developed and undeveloped) are in West Africa (484/1139) as opposed to 36.7% in the US (418/1139), 17.4% in Europe (primarily Norway) (198/1139) and 3.4% elsewhere (39/1139). Even more significant for the future of the Company is the fact that 56.3% (242/430) of the proved but undeveloped reserves are in West Africa (as opposed to 19.1% in the US, 21.9% in Europe and 2.8% elsewhere). Other West Africa discussions are on pages 7, 8, 9, 10 and 35.

In addition, in the portion (page 45) of the 10-K discussing capital expenditures, Marathon notes that it expects to spend almost one-half billion dollars in 2005 alone for 'the ongoing construction of the LNG plant in Equatorial Guinea". Already, 18.6% of the Company's worldwide assets, including refining and marketing as well as exploration, are in Equatorial Guinea. (See Footnote 8 to the Company's Financial Statements, page F-22 of the 10-K.) In contrast, in 2002 only 8.6% of the Company's worldwide assets were located in that country. In light of the construction budget, one can only expect that percentage to continue to increase. Indeed, on page F-37 the Company reports (see table) that its contract commitments to acquire property totaled more than a billion dollars as of December 31, 2004, as compared with $565 million the year before and that "the $529 million increase is primarily due to contractual commitments related to the Equatorial Guinea LNG project." When the two remaining

West Africa countries (Gabon and Angola) are included, it appears that the total capitalized costs (net of depreciation) in West Africa already constitute 24.7% of the world-wide figure. (See table on page F-41 of the 10-K.) In addition, of the four "major exploration activities" discussed (pages 45-46), two (Angola and Equatorial Guinea) are in West Africa. Of the total costs incurred for "Property Acquisition, Exploration and Development" for the three years ended December 31, 2004, some 36.4% were spent in West Africa (1470/4036) as compared with 32.2% in the US (1299/4036), 16.7% in Europe (676/4036) and 14.6% elsewhere (591/4036). (See table page F-41 of the 10-K).

Although these figures indicate a rapid ramping up of the Company's West Africa activities, the positive results of which will impact future bottom lines, the Company is already deriving a significant portion (almost 16%) of its production profits from Africa (some $162,000,000 in 2005) (up from $76,000,000, less than 12% of profit, two years earlier). (See table page F-42 of the 10-K.)

In summary, Marathon's operations in sub-Sahara Africa are already very important to the Company and will soon become crucial to it.

RULE 14a-8(i)(7)

BACKGROUND RE PANDEMIC

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

Clearly, the worldwide AIDS pandemic raises such a policy issue for companies with extensive sub-Saharan operations.

Had there been any question as to the seriousness of the underlying social problem caused by the pandemic, it was laid to rest by President Bush's State of the Union message delivered January 28, 2003. In that speech he made the combating of AIDS in sub-Sahara Africa one of only a couple of new initiatives announced, calling for a $ 15 billion program over five years, saying:

Today, on the continent of Africa, nearly 30 million people have the AIDS virus including three million children under the age of 15. There are whole countries in Africa where more than one-third of the adult population carries the infection...

And to meet a severe and urgent crisis abroad, tonight I propose the Emergency Plan for AIDS Relief, a work of mercy beyond all current international efforts to help the people of Africa.

In recent sessions of Congress numerous bills have been, introduced that were designed to alleviate the crisis, a crisis that is taking place primarily in the third world, and especially in sub-Saharan Arica. These concerns culminated in the passage by the 108th Congress of H.R. 1298 (The "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2003"), which became P.L. 108-25 on May 28, 2003. (The final version of the bill had been passed by voice vote in the Senate on May 15, 2003 (149 Cong. Rec. S 6475 at 6500) and subsequently by voice vote in the House on May 21, 2003 (Cong. Rec. H 4375 at 4382. Note that in Section 2 of the Act, which sets forth the Congressional Findings which underlie the Act, Finding 22F. states that the United States can enhance the effectiveness of governmental action by "encouraging active involvement of the private sector, including businesses".

Earlier, in the 107th Congress, on December 11, 2001, the House had passed by voice vote H 2069, entitled the "GLOBAL ACCESS TO HIV/AIDS PREVENTION, AWARENESS, EDUCATION, AND TREATMENT ACT OF 2001", and on July 12, 2002, the Senate had passed (by unanimous consent) an amended version by substituting S 2525 ("UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002") and S 2649 ("INTERNATIONAL AIDS TREATMENT AND PREVENTION ACT OF 2002"), each of which had been introduced by the majority leader, Senator Frist (Senator Frist had also introduced two other bills on the same subject in the 107th, Congress, S 1032 "INTERNATIONAL INFECTIOUS DISEASES CONTROL ACT OF 2001" and S 15 "UNITED STATES LEADERSHIP AGAINST HIV/AIDS, TUBERCULOSIS, AND MALARIA ACT OF 2002". A total of some thirty Senators had cosponsored one or more of these bills.) However, the 107th Congress never reconciled the House and Senate versions.

Attached as Appendix A are the remarks that Senator Frist made in connection with his introduction of S 1032 and which appeared in the Congressional Record of June 13, 2001. (See 107th Cong 1st Sess, 147 Cong Rea S 6226.)

LEGAL BASIS AND PRECEDENT

In light of the concerns expressed by the President and the Congress, there can be no doubt that a shareholder proposal concerning AIDS, TB and Malaria submitted to a company with extensive sub-Saharan operations raises important policy issues with respect to that registrant. In the words of Senator Frist, his bill addressed "the most pressing moral, humanitarian and public health crisis of modern times".

In light of the significant policy issues raised for issuers by the pandemic, it is not at all surprising that the Staff has held that a shareholder proposal addressed to an issuer that does not manufacture drugs for Aids, for TB or for malaria nevertheless cannot be excluded under (i)(7). *Johnson & Johnson* (February 7, 2003) ("proposal raises significant social policy issues that are beyond the ordinary business operations of Johnson & Johnson" despite the fact that the registrant had stated that it made no drugs for the three diseases).

Similarly, the Staff has recognized that the three pandemics affecting sub-Sahara Africa raise such important policy issues that, for non-drug company registrants that operate in that region, shareholder proposals relating to the pandemics raise such important policy questions that the issue becomes, in the words of (i)(5) "otherwise significantly related to the company's business". *Pepsico, Inc* (March 4, 2003); *Johnson & Johnson* (February 7, 2003); *Caterpillar, Inc* (January 3, 2003). Logically, if a social policy issue is significantly related to the business of an issuer under (i)(5) because it raises a significant non-economic issue, surely it similarly raises a significant policy issue under (i)(7).

In an attempt to evade the force of previous Staff determinations about the importance of the pandemic to issuers with sub-Sahara operations, the Company has attempted to characterize the Proponents' shareholder proposal as a "risk evaluation" proposal. Nothing could be further from the truth. The Staff has helpfully described what they consider to be a risk proposal as one where "the proposal and supporting statement focus on the company engaging in an internal assessment of the risks or liabilities that the company faces as a result of its operations". (See Staff Legal Bulletin No. 14C (June 28, 2005.)) There is no such focus in the Proponents' shareholder proposal. On the contrary, what the Proponents' shareholder proposal asks for, in essence, is that the Company describe what it is doing to alleviate the suffering of the population in the area (sub-Sahara Africa) where it has many of its most important operations. The two letters relied upon by the Company, *American International Group, Inc.* (February 19, 2004) and *Texas Instruments Incorporated* (January 28, 2005) are not relevant since in each case there was no evidence that the registrant had any significant operations in sub-Sahara Africa. Consequently, any impacts of the pandemics were theoretical and hypothetical. In those circumstances, the proposals submitted to those issuers might properly be deemed to be requesting them to evaluate risks. In contrast, the Proponents' shareholder proposal calls on Marathon to report to the shareholders on the initiatives that it is taking to alleviate suffering in the geographic areas in which it actually operates. No assessment of potential liabilities is called for.

Finally, the Proponents' shareholder proposal does not "micro-manage" the Company. It does not prescribe what the requested report should contain and it does not set forth any prescription for the Company to follow. There is therefore no possibility that the proposal probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Rel 34-40018 (May 21, 1998); Rel 34-12999 (Nov 22, 1976).

For the foregoing reasons, the Proponent's shareholder proposal is not excludable by virtue of Rule 14a-8(*i*)(7).

RULE 14a-8(i)(11)

The Proponents do not intend, and never have intended, that more than one shareholder proposal appear in the Company's proxy statement. On the contrary, they intended to all be co-sponsors of the proposal submitted by the Unitarian Universalist Association, and not to be independent sponsors of four separate proposals.

Only one proposal, co-sponsored by four institutions, has been submitted to the Company. This is evident from the various letters that were sent to the Company by the Proponents. The "principal filer" is the Unitarian Universalist Association, which in its letter to Marathon submitting the shareholder proposal states that its contact person in the matter is Mr. Jim Gunning. The remaining co-sponsors of the shareholder proposal make explicit reference to the fact that they are co-filers of the shareholder proposal with the Unitarian Universalist Association. Thus, the letter to the Company from the Board of Pensions of the Evangelical Lutheran Church in America specifically states: "The Unitarian Universalist Association (UUA) is the primary filer on this resolution." Similarly, the Congregation of the Sisters of Charity of the Incarnate Word's letter to Marathon states: ""I am authorized to notify you of our intension to submit the shareholder proposal with Unitarian Universalist Association." So, too, the letter to the Company from Catholic Healthcare West not only makes reference to "filing this resolution with other concerned investors", but makes explicit reference not only to the Unitarian Universalist Association, but also to Mr. Jim Gunning, the individual that the Unitarian Universalist Association had, in its own letter to the Company, notified Marathon was its contact person in the matter (and who was familiar to the Company, having previously met with Marathon on this very issue).

It is therefore factually apparent that only one shareholder proposal has been submitted to Marathon, which shareholder proposal is co-sponsored by four separate institutions. Under these circumstances, only one shareholder proposal is to be placed in the proxy statement, but the Company must recognize all four co-sponsors of the proposal. The Staff has explicitly recognized that proposals can be co-sponsored by more than one shareholder. See Staff Legal Bulletin No. 14C, Section H (June 28, 2005); Staff Legal Bulletin No. 14, Section B.15 (July 13, 2001).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: Richard J. Kolencik
Proponents
Sister Pat Wolf

APPENDIX A

By Mr. FRIST (for himself, Mr. Kerry, Mr. Helms, Mr. Leahy, Mr. Durbin, and Mr. Chafee):

- S. 1032 . A bill to expand assistance to countries seriously affected by HIV/AIDS, malaria, and tuberculosis; to the Committee on Foreign Relations.

Mr. FRIST . Mr. President, I have spoken several times over the last few months on what many consider to be the most pressing moral, humanitarian and public health crisis of modern times, the worldwide epidemic of HIV/AIDS. I have previously gone into great detail about the impact of the disease on families, communities, economies, and regional stability.

Sometimes we feel overwhelmed by the enormity of insolvable problems. We become inured to the tragedy, and look for problems we can more easily solve. But we must not turn away from the world-wide devastation of HIV/AIDS. Just consider this: right now, 36 million people are infected with HIV/AIDS a fatal infectious disease, mostly in developing countries. That number is more than the total combined populations of Virginia, Massachusetts, Tennessee, Maryland, Kentucky, Connecticut, New Mexico, Vermont and Nebraska. As of today, AIDS have orphaned 13 million children, more than the entire population of Illinois.

Compounding this burden, over 8 million people acquire tuberculosis each year, and 500 million more get malaria, both diseases that disproportionately affect the poorest countries. Frequently forgotten, malaria still kills a child every 40 seconds. Remember the horrific links between HIV/AIDS, TB and malaria. If you have AIDS you are much more likely to contract TB, and TB has become the greatest killer of those with AIDS. Similarly, if a person with HIV/AIDS contracts malaria, that person is more likely to die. And infectious diseases such as these cause 25 percent of all the deaths in the world today. But as Americans, we have many reasons to be proud of our response to the challenges.

The U.S. has been a leader in the global battles against AIDS, malaria and TB. This year, we are spending over $460 million on international AIDS assistance alone, not including research. This is approximately half of all the funds being spent on HIV/AIDS from all sources worldwide. In addition, we spend over $250 million on international TB and malaria programs. But we, and the rest of the world, must do more. The U.N. estimates that for basic HIV/AIDS prevention, treatment and care programs in Africa alone, over $3 billion will be required, and at least $5 billion needed if specific anti-AIDS drugs are more widely used.

In Abuja, Nigeria, on April 26, U.N. Secretary General Kofi Annan called for a global "war chest" to combat HIV/AIDS, malaria and TB. Few thought that his call would so quickly be answered.

On May 11, just 2 weeks later, Senator Leahy and I joined Secretary General Kofi Annan and Nigerian President Obasanjo as President Bush announced his intent to contribute $200 million as seed money for a new global fund designed to provide grants for prevention, infrastructure development, care and treatment for AIDS, malaria and TB. And this is to be over and above our already substantial bilateral commitments.

Uniquely, it will be financed jointly by governments and the private sector, and will focus on integrated approaches to turning back, and eventually conquering these scourges. While emphasizing prevention, this new initiative will also seek to develop health infrastructures so necessary to deliver services. Importantly, it will also support science-based care and treatment programs, including provision of drugs, and support for those, such as orphans, who are affected by disease, not just infected by it.

And because of recent action by the pharmaceutical companies to slash prices of AIDS drugs in Africa, for the first time in history, the drugs that revolutionized AIDS care and treatment in the U.S. can become part of a comprehensive prevention and care strategy in many more countries. This global fund is a new idea, it isn't a U.S. fund, or a U.N. fund, or a World Bank fund. However, it builds on last year's landmark work and legislation spearheaded by Congressman Jim Leach, Congresswoman Barbara Lee, and Senator John Kerry to establish a multilateral funding mechanism for HIV/AIDS.

A key component of the Global Fund will be the full participation of the private sector, including business, NGOs, foundations and individual citizens. The problem is so large that governments cannot do the work alone. Non-governmental organizations, both faith-based and secular will be critical in the delivery of prevention and care services and to quickly converting good intentions into practical programs on the ground. And use of the funds will be closely monitored to ensure that good public health and science drive the programs and intellectual property rights are protected.

The legislation Senators Kerry, Helms, Leahy, Durbin, and I are introducing today authorizes $200 million for fiscal year 2002, and $500 million for fiscal year 2003 to be appropriated for payment to the global trust fund. It will not substitute for, or reduce, resource levels otherwise appropriated for our excellent bilateral and multilateral HIV/AIDS, malaria and TB programs. This will be money well spent, it will save lives, and just as important, it will provide hope to the millions of people around the world who can do so much if given the prospect of a healthy future for themselves and their children.

Since the President was the first to announce our participation in the Global Fund for HIV/AIDS and Other Infectious Diseases, others have stepped up. France announced an initial contribution of $128 million, the United Kingdom has promised $106 million, and Japan is considering a significant commitment in the near future. Of particular interest, Winterthur- Credit Swisse has just announced a $1 million contribution, and others in the global business community are expected to follow. Other companies and foundations are considering financial or in-kind contributions.

Kofi Annan himself has offered $100,000 of his own money for the fund. I have also been told by U.N. Staff in New York that they have received many calls from private citizens asking how they can contribute. One gentleman from Virginia wants to send a check for $600. I have been assured that he and others like him will not have long to wait. A tax-exempt account for donations and toll-free number for information are being created as I speak. I understand that negotiations are underway with United Way to see if it can use its vast outreach to encourage donations. This is terrific news.

Every American, and others throughout the world, should join this fight against the diseases that have too long threatened our children, destroyed families, and undermined economic development of dozens of nations. This is not just government's fight. It is all of our responsibility to conquer HIV/AIDS, malaria and TB and consign them to the waste-bin of history.

Last week I had the opportunity of meeting with a remarkable woman from Atlanta who contracted HIV/AIDS at age 16. Denise Stokes has struggled with the virus for 15 years. She described what it was like spending time in hospital intensive care units and what it was like to not have access to available drugs. She prayed that some day there would be a cure and watched, from the depth of her illness, as policymakers seemed unable to grapple with the public health and personal tragedy that was AIDS. She is now sharing her experiences with churches, college students, community and professional organizations-challenging us to follow her example-to embrace our moral obligation to reach out beyond our selves, our communities and beyond our own country borders to fully battle the infectious diseases that are destroying so many lives on our planet. Denise Stokes' message is one of rising to a challenge, and bringing hope to the sick and their loved ones. All America must rise to this historic challenge and join in sending a message of hope.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Marathon Oil Corporation
Incoming letter dated December 7, 2005

The proposal requests that the board of directors review and report to shareholders on the economic effects of the HIV/AIDS, tuberculosis and malaria pandemics on the company's business strategy and initiatives to date.

There appears to be some basis for your view that Marathon Oil may exclude the proposal under rule 14a-8(i)(7), as relating to Marathon Oil's ordinary business operations (i.e., evaluation of risk). Accordingly, we will not recommend enforcement action to the Commission if Marathon Oil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Marathon Oil relies.

Sincerely,

Mark F. Vilardo
Special Counsel